SpeechSwitch, Inc.
750 Highway 34
Matawan, New Jersey 07747

                        February 13, 2007

VIA EDGAR and FACSIMILE
Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: SpeechSwitch, Inc.
Post-Effective Registration Statement on Form SB-2
SEC File No. 333-130475

Ladies and Gentlemen:

On behalf of SpeechSwitch, Inc. (the “Company”), the undersigned hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-captioned Registration Statement be accelerated to 9:30 a.m., New York City time, on February 14, 2007, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that Christopher S. Auguste (telephone 212-715-9265) be advised upon the Registration Statement becoming effective.

Respectfully submitted,

SPEECHSWITCH, INC.

By: /s/ Bruce R. Knef
Name: Bruce R. Knef
Title: President and Chief Executive Officer

cc: Christopher S. Auguste